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June 8, 2006




Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:   Verasun Energy Corporation
      Form S-1 Registration Statement
      Registration No. 333-132861

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between May 26, 2006 and the date hereof, 16,882 copies of the Preliminary Prospectus dated May 26, 2006 were distributed as follows: 13,788 to 3 prospective underwriters; 1,295 to 1,295 institutional investors; 0 to 0 prospective dealers; 4 to 4 rating agencies and 1,795 to 1,795 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 1 p.m. (Washington D.C. time) on June 13, 2006 or as soon thereafter as practicable.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
LEHMAN BROTHERS INC.
A.G. EDWARDS & SONS, INC.

By:   Morgan Stanley & Co. Incorporated

By:   /s/ Eric Benedict
      ---------------------
      Name: Eric Benedict
      Title: Vice President